EXHIBIT 10.36
COMPENSATION ARRANGEMENTS FOR OUTSIDE DIRECTORS
Cash Compensation
The Board of Directors approved a 10% reduction in cash compensation to outside directors, effective January 1, 2008. Effective as of that date, the cash fees paid to outside directors are as set forth below.
     Chairman of the Board
The Chairman of the Board of Directors, Mr. R.S. Evans, receives a cash retainer fee of $90,000 per year. Mr. Evans receives no other cash compensation for his service on the Board and its Committees.
     Other Non-Employee Directors
Non-employee directors, other than Mr. Evans, receive the following cash compensation:
•	$22,500 annual Board retainer

•	$9,000 annual retainer for chairman of the Audit Committee

•	$1,350 annual retainer for other Audit Committee members

•	$2,700 annual retainer for chairman of the Management Organization and Compensation Committee

•	$1,800 annual retainer for Executive Committee members

•	$1,800 for each Board meeting and Committee meeting attended
Stock Compensation
Non-employee directors are awarded, on the date of the Annual Meeting of Stockholders, an annual grant of restricted stock units (“RSUs”) for shares of Company common stock having a value of approximately $15,000 on the date of grant. The RSUs vest in full on the date of the next Annual Meeting of Stockholders or upon a change in control of the Company. The shares of stock represented by vested RSUs are delivered to the director upon cessation of his service on the Board. All unvested RSUs are forfeited upon cessation of a director’s service on the Board for any reason. Each non-employee director received a grant of 2,205 RSUs on April 23, 2007, with a value of approximately $15,000, based on the fair market value of Company common stock on that date. These RSUs vest on April 21, 2008, the date of the 2008 Annual Meeting of Stockholders.
The Company reimburses its directors for reasonable expenses incurred in attending Board and Committee meetings.